PRESS RELEASE	MAY 24, 2023

Helen Cai Joins Largo's Board of Directors

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces the appointment of Helen Cai as an independent director to its Board of Directors (the "Board") and the resignation of Ms. Koko Yamamoto.

Ms. Cai is a finance and investment professional with two decades of experience in capital markets and all aspects of corporate finance, from strategic planning to merger and acquisition ("M&A") transactions. Ms. Cai is currently an independent director of Barrick Gold Corporation and most recently worked as a managing director with China International Capital Corporation until the spring of 2021. Prior to this, Ms. Cai worked as a research analyst with the Goldman Sachs Group covering American mining and technology sectors and was highly ranked by the StarMine analyst ranking service. As a lead research analyst at China International Capital Corporation, Ms. Cai was ranked as Best Analyst by Institutional Investor and Asia Money in their China Research Sector Polls for multiple years when covering Hong Kong and Chinese listed companies. The landmark cross-border financing and M&A transactions she led subsequently as a senior investment banker also won various awards from Asia Money and The Asset.  Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University in China and the Massachusetts Institute of Technology in the United States, where she received two master's degrees and multiple fellowship awards.

J. Alberto Arias Chairman of the Board stated, "On behalf of the Board, I am very pleased to welcome Helen to the Company who brings extensive knowledge of the metals and technology sectors, global financial markets, and particularly China, where she is currently based. With her addition, the Board has gained an invaluable member with deep global strategic experience, specifically in China, which is by far the leading producer and consumer of vanadium. China is experiencing the fastest growth in vanadium flow battery deployments, which is expected to become a key catalyst and driver for future vanadium demand growth." He continued: "We also want to thank Koko for her contribution to Largo's Board over the last eight years."

Helen Cai commented: "I am thrilled to be joining Largo's Board at this incredibly exciting time in the Company's development. I look forward to collaborating with the Board and management as the Company advances its strategic growth plans to promote the use of vanadium and vanadium-based energy storage."

Koko Yamamoto stated: "During my tenure as a director, I have enjoyed working with the management team at Largo to promote the use of vanadium and vanadium-based energy storage. As I step away and pursue other opportunities, I remain a supporter of the Company and will continue to be a cheerleader for Largo, its ambitions, and the contribution it is making to advance a low carbon future."

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business to support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com